Exhibit (k)(3)
TRANSFER AGENT SERVICING AGREEMENT
THIS AGREEMENT is made and entered into as of the last date written on the signature block, by and among HPS CORPORATE LENDING FUND, a Delaware statutory trust (the “Fund”), and U.S. BANCORP FUND SERVICES, LLC d/b/a U.S. Bank Global Fund Services, a Wisconsin limited liability company (“USBFS”).

WHEREAS, the Fund is a closed-end management investment fund that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act” or the “Act”);
WHEREAS, the Fund is authorized to offer and sell common stock in the Fund (collectively, the “Shares”);
WHEREAS, USBFS is, among other things, in the business of administering transfer agent functions for the benefit of its customers; and
WHEREAS, the Fund desires to retain USBFS to provide transfer agent services.
NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:
1.	Appointment of USBFS as Transfer Agent

The Fund hereby appoints USBFS as transfer agent of the Fund on the terms and conditions set forth in this Agreement, and USBFS hereby accepts such appointment and agrees to perform the services and duties set forth in this Agreement.  The services and duties of USBFS shall be confined to those matters expressly set forth herein, and no implied duties are assumed by or may be asserted against USBFS hereunder.
2.	Services and Duties of USBFS

USBFS shall provide the following transfer agent services to the Fund:
(1)	Receive and process orders for the purchase of Shares in accordance with applicable rules under the 1940 Act and other applicable regulations, and as specified in the Fund’s registration statement.

(2)
Process, generally on the day of receipt, any subscription agreements received from prospective holders of Shares (such holder of Shares, “Shareholders”) that are in good order, as set forth on the prospectus, and promptly reject any subscriptions not received in good order. The processing of in good order subscriptions shall include:

i.	Acceptance and tracking of in good order subscriptions during the subscription period, and the provision of reporting to the Fund on cumulative subscription requests

ii.	Prompt delivery of payment and supporting documentation to the Fund’s custodian(s)

iii.
Issuance of the appropriate number of uncertificated Shares once the Net Asset Valuation (“NAV”) for such purchase date becomes available, with such uncertificated Shares being held in the appropriate Shareholder account.

(3)
Process tender offers and related repurchase requests received in good order and, where relevant, deliver appropriate documentation to the Fund.  The processing of in good order repurchase requests shall include:

i.	Delivery (by data file, electronic delivery or mail, as instructed by the Fund) of tender / repurchase notifications to Shareholders or intermediary dealers

ii.	Acceptance and tracking of submitted repurchase requests during the open tender window, and the provision of reporting to the Fund on cumulative repurchase requests

iii.	Acceptance and processing of tender withdraw requests, and making corresponding adjustments the repurchase tracking / reporting, as appropriate

iv.	Facilitation of pro-ration (to the extent required) and early repurchase discount calculations

v.
Upon the approval of the Fund, the repurchase and retirement of the appropriate number of Shares once the NAV for such repurchase date becomes available, and the associated disbursement of funds (upon receipt from the Fund) to the corresponding Shareholder or intermediary dealer, as applicable

(4)
Prepare and transmit payments for distributions declared by the Fund, after deducting any amount required to be withheld by any applicable laws, rules and regulations and in accordance with Shareholder instructions.

(5)	Administer the Fund’s distribution reinvestment plan, including:

i.	Acceptance and processing of Shareholder opt-in and opt-out elections.

ii.	Tracking of Shareholder election statuses, and reporting to the Fund on such statuses, when requested.

iii.
Completion of the share issuance and purchase transactions in relation to distributions payable to Shareholders participating in the distribution reinvestment plan once the NAV applicable to such distribution date becomes available.

(6)	Process transfers of Shares in accordance with the Shareholder’s or intermediary dealer’s instructions and as permitted by the Fund’s prospectus.

(7)	Maintain Shareholder records of the Fund and process changes to Shareholder records, as necessary, including, but not limited to, name and address changes.

(8)
Prepare certified Shareholder lists for use in connection with any annual or special shareholder meetings;  provide Shareholder account information upon Shareholder, intermediary dealer or Fund request.

(10)
Prepare and deliver (by data file, electronic delivery or mail, as instructed by the Fund) confirmations, and statements of account to Shareholders, intermediary dealers or the Fund’s vendor of choice for all purchases, repurchases, redemptions, and other confirmable transactions as agreed upon with the Fund.

(11)
Prepare and deliver (by data file, electronic delivery or mail, as instructed by the Fund) (i) account statements and performance reports on a monthly basis; (ii) shareholder reports on annual basis, in a form approved by the Fund to Shareholders, intermediary dealers or the Fund’s vendor of choice; and (iii) any other mailings to shareholders, including but not limited to amendments to the Fund’s offering documents.

(12)	Withhold as required by federal law, taxes on shareholder accounts, and perform and pay backup withholding, as required, for all shareholders.

(13)
Prepare and file U.S. Treasury Department Forms 1099, 1042, 1042S and other appropriate forms and information required with respect to dividends, distributions and repurchases for all shareholders, and deliver (by data file, electronic delivery or mail, as instructed by the Fund) such forms to Shareholders, intermediary dealers or the Fund’s vendor of choice.

(14)
Calculate the appropriate distribution and / or shareholder servicing fees due to each intermediary dealer in accordance with the schedules and instructions delivered to USBFS by the Fund or the Fund’s managing dealer or distributor (“Managing Dealer”), and, with the Fund’s approval, provide the Fund’s custodian instructions for the payment of such fees to the Managing Dealer or intermediary dealers.

(15)
Calculate and track the cumulative placement fees and distribution and/ shareholder servicing fees paid by each Shareholder holding S Class, D Class or F Class Shares relative to the 10% cap on such fees described in the prospectus.  In the event that any Shareholder’s cumulative fees breach the 10% cap, facilitate the conversion of such Shareholder’s Shares to I Class Shares.

(16)	Reimburse the Fund each month for all losses resulting from “as of” processing errors for which USBFS is responsible.

(17)	Answer correspondence from Shareholders, intermediary dealers and others relating to USBFS’s duties hereunder within required time periods established by applicable regulation.

(18)	Provide service and support to financial intermediaries including but not limited to trade placements, settlements and corrections.

(19)
Perform its duties hereunder in compliance with all applicable laws and regulations and provide any sub-certifications reasonably requested by the Fund in connection with any certification required of the Fund pursuant to the Sarbanes-Oxley Act of 2002 (“SOX Act”) or any rules or regulations promulgated by the U.S. Securities and Exchange Commission (“SEC”) thereunder, provided the same shall not be deemed to change USBFS’ standard of care as set forth herein.

(20)
In order to assist the Fund in satisfying the requirements of Rule 38a-1 under the 1940 Act, USBFS will provide the Fund’s Chief Compliance Officer with reasonable access to USBFS’ Fund records relating to the services provided by it under this Agreement, and will provide quarterly compliance reports and related certifications regarding any Material Compliance Matter (as defined in the 1940 Act) involving USBFS that affect or could affect the Fund.

(21)
USBFS shall use reasonable efforts to provide, , the same services with respect to any new, additional functions or features or any changes or improvements to existing functions or features as provided for in the Fund’s instructions, prospectus or application as amended from time to time, for the Fund provided (i) USBFS is advised in advance by the Fund of any changes therein (ii) the mode of operations utilized by USBFS as then constituted supports such additional functions and features and (iii) UBSFS and the Fund have mutually agreed on any additional fees, if the new, additional functions or features increase the service level.

3.	Lost Shareholder Due Diligence Searches and Servicing

The Fund hereby acknowledges that USBFS has an arrangement with an outside vendor to conduct lost shareholder searches required by Rule 17Ad-17 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Costs associated with such searches will be passed through to the Fund as a miscellaneous expense in accordance with the fee schedule set forth in Exhibit A hereto. If a shareholder remains lost and the shareholder’s account unresolved after completion of the mandatory Rule 17Ad-17 search, the Fund hereby authorizes USBFS to conduct a more in-depth search in order to locate the lost shareholder before the shareholder’s assets escheat to the applicable state, to enter into agreements with vendors to conduct such additional searches, and to charge the costs of such additional searches to the account of the lost shareholder

4.	Anti-Money Laundering and Red Flag Identity Theft Prevention Programs

The Fund acknowledges that it has had an opportunity to review, consider and comment upon the written procedures provided by USBFS describing various tools used by USBFS which are designed to promote the detection and reporting of potential money laundering activity and identity theft by monitoring certain aspects of shareholder activity as well as written procedures for verifying a customer’s identity (collectively, the “Procedures”).  Further, the Fund and USBFS have determined that the Procedures, as part of the Fund’s overall anti-money laundering program and Red Flag Identity Theft Prevention program, are reasonably designed to: (i) prevent the Fund from being used for money laundering or the financing of terrorist activities; (ii) prevent identity theft; and (iii) to achieve compliance with the applicable provisions of the Bank Secrecy Act, Fair and Accurate Credit Transactions Act of 2003 and the USA Patriot Act of 2001 and the implementing regulations thereunder.
Based on this determination, the Fund hereby instructs and directs USBFS to implement the Procedures, as applicable, on the Fund’s behalf, as such may be amended from time to time.  It is contemplated that these Procedures will be amended from time to time by USBFS and any such amended Procedures will be provided to the Fund. Should the Fund desire that USBFS perform services not provided for in the Procedures, such additional services and the associated cost must be specifically detailed in the attached fee schedule.

The Fund acknowledges and agrees that although it is directing USBFS to implement the Procedures on its behalf, USBFS is implementing the Procedures as a service provider to the Fund and the Fund is and remains ultimately responsible for complying with all applicable laws, rules, and regulations with respect to anti-money laundering, customer identification, identity theft prevention, economic sanctions, and terrorist financing, whether under the AML Rules, or otherwise, such as, the establishment and board adoption of its own formal anti-money laundering program and the designation of its own anti-money laundering officer, as applicable.
The Fund further acknowledges and agrees that certain portions of the Procedures are applicable to certain products, entities, structures, or geographies and, accordingly, certain portions of the Procedures may not be implemented with respect to the Fund.  The Fund has had the opportunity to discuss the Procedures with USBFS, and the Fund understands and agrees which portions of the Procedures may not be implemented on behalf of the Fund.  Without limitation of the foregoing, USBFS shall not be responsible for providing anti-money laundering or customer identification services with respect to certain intermediary or dealer-controlled customer accounts (i.e., level 0 sub-accounts through the Fund/SERV system operated by the National Securities Clearing Corporation) and other fund client relationships where there is a sub-transfer agency or similar arrangement between the Fund and the intermediary.
The Fund hereby directs, and USBFS acknowledges, that USBFS shall (i) permit federal regulators access to such information and records maintained by USBFS and relating to USBFS’ implementation of the Procedures, on behalf of the Fund, as they may request, and (ii) permit such federal regulators to inspect USBFS’ implementation of the Procedures on behalf of the Fund.

5.	Compensation

USBFS shall be compensated for providing the services set forth in this Agreement in accordance with the fee schedule set forth on Exhibit A hereto (as amended from time to time). USBFS shall also be reimbursed for such miscellaneous expenses as set forth on Exhibit A hereto as are reasonably incurred by USBFS in performing its duties hereunder.  The Fund shall pay all such fees and reimbursable expenses within thirty (30) calendar days following receipt of the billing notice, except for any fee or expense subject to a good faith dispute.  The Administrator and/or the Fund shall notify USBFS in writing within thirty (30) calendar days following receipt of each invoice if the Administrator and/or the Fund is disputing any amounts in good faith.  The Fund shall pay such disputed amounts within thirty (30) calendar days of the day on which the parties agree to the amount to be paid.
6.	Representations and Warranties

A.	The Fund hereby represents and warrants to USBFS, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement unless otherwise stated below, that:

(1)
The Fund is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)
This Agreement has been duly authorized, executed and delivered by the Fund in accordance with all requisite action and constitutes a valid and legally binding obligation of the Fund, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties; and

(3)
It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

(4)
All records of the Fund (including, without limitation, all shareholder and account records) provided to USBFS by the Fund or by a prior transfer agent of the Fund are accurate and complete and USBFS is entitled to rely on all such records in the form provided; and

(5)
The Fund has a reasonable belief that it knows the true identity of all shareholders of the Fund as of the date of this Agreement including, to the extent applicable, the beneficial owners of such shareholders, and USBFS is entitled to rely on such identification by the Fund.

B.	USBFS hereby represents and warrants to the Fund, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1)
It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)
This Agreement has been duly authorized, executed and delivered by USBFS in accordance with all requisite action and constitutes a valid and legally binding obligation of USBFS, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(3)
It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement;

(4)	To the best of its knowledge, no legal or administrative proceedings have been instituted or threatened which would impair USBFS’ ability to perform its duties and obligations under this Agreement;

(5)	Its entrance into this Agreement shall not cause a material breach or be in a material conflict with any other agreement or obligation of USBFS, or any law or regulation applicable to it;

(6)	It has all the necessary facilities, equipment and personnel to perform the duties and obligations under this Agreement; and

(7)
It is a registered transfer agent under the Exchange Act and has such licenses and/or authorizations as may be required to place shares through the Alternative Investment Product Services (AIP) system.

7.	Standard of Care; Indemnification; Limitation of Liability

A.
USBFS shall exercise reasonable care in the performance of its duties under this Agreement.  USBFS shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with its duties under this Agreement, including losses resulting from mechanical breakdowns or the failure of communication or power supplies beyond USBFS’ control, except a loss arising out of or relating to USBFS’ refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement.  Notwithstanding any other provision of this Agreement, if USBFS has exercised reasonable care in the performance of its duties under this Agreement, the Fund shall indemnify and hold harmless USBFS from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable and documented attorneys' fees) that USBFS may sustain or incur or that may be asserted against USBFS by any person arising out of any action taken or omitted to be taken by it in performing the services hereunder (i) in accordance with the foregoing standards, (ii) in reliance upon any written or oral instruction provided to USBFS by the Fund’s investment adviser or by any duly authorized officer of the Fund, as approved by the Board of Directors, except for any and all claims, demands, losses, expenses, and liabilities arising out of or relating to USBFS’ refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence or willful misconduct in the performance of its duties under this Agreement.  This indemnity shall be a continuing obligation of the Fund, its successors and assigns, notwithstanding the termination of this Agreement (provided that, for the avoidance of doubt, the parties acknowledge and agree that this indemnity shall not cover events that occur subsequent to the termination of this Agreement).  As used in this paragraph, the term “USBFS” shall include USBFS’ directors, officers and employees.

USBFS shall indemnify and hold the Fund harmless from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys' fees) that the Fund may sustain or incur or that may be asserted against the Fund by any person arising out of any action taken or omitted to be taken by USBFS as a result of USBFS’ refusal or failure to comply with the terms of this Agreement,  bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement.  This indemnity shall be a continuing obligation of USBFS, its successors and assigns, notwithstanding the termination of this Agreement.  As used in this paragraph, the term “Fund” shall include the Fund’s directors, officers and employees.
Neither party to this Agreement shall be liable to the other party for consequential, special or punitive damages under any provision of this Agreement.

In the event of a mechanical breakdown or failure of communication or power supplies beyond its control, USBFS shall take all reasonable steps to minimize service interruptions for any period that such interruption continues.  USBFS shall as promptly as possible under the circumstances notify the Fund in the event of any service interruption that materially impacts USBFS’ services under this Agreement.  USBFS will make every reasonable effort to restore any lost or damaged data and correct any errors resulting from such a breakdown at the expense of USBFS as soon as practicable.  USBFS agrees that it shall, at all times, have reasonable business continuity and disaster recovery contingency plans with appropriate parties, making reasonable provision for emergency use of electrical data processing equipment to the extent appropriate equipment is available.  Representatives of the Fund shall be entitled to inspect USBFS’ premises and operating capabilities, books and records maintained on behalf of the Fund at any time during regular business hours of USBFS, upon reasonable notice to USBFS.  USBFS shall promptly notify the Fund upon discovery of any material administrative error (or group, pattern or practice of errors that, when taken together could constitute a material administrative error), and shall consult with the Fund about the actions it intends to take to correct the error prior to taking such actions. A “material administrative error” means any error which the Fund’s management, including its Chief Compliance Officer, would reasonably need to know to oversee Fund compliance. Moreover, USBFS shall obtain and provide the Fund, at such times as the Fund may reasonably require, copies of reports rendered by independent accountants on the internal controls and procedures of USBFS relating to the services provided by USBFS under this Agreement.
Notwithstanding the above, USBFS reserves the right to reprocess and correct administrative errors (and shall do so in any case promptly upon request of the Fund).  Any reprocessing of administrative errors shall be at its own expense.
B.
In order that the indemnification provisions contained in this section shall apply, it is understood that if in any case the indemnitor may be asked to indemnify or hold the indemnitee harmless, the indemnitor shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnitee will use all reasonable care to notify the indemnitor promptly concerning any situation that presents or appears likely to present the probability of a claim for indemnification.  The indemnitor shall have the option to defend the indemnitee against any claim that may be the subject of this indemnification.  In the event that the indemnitor so elects, it will so notify the indemnitee and thereupon the indemnitor shall take over complete defense of the claim, and the indemnitee shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this section.  The indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnitor will be asked to indemnify the indemnitee except with the indemnitor’s prior written consent.

C.	The indemnity and defense provisions set forth in this Section 7 shall indefinitely survive the termination and/or assignment of this Agreement.

D.	If USBFS is acting in another capacity for the Fund pursuant to a separate agreement, nothing herein shall be deemed to relieve USBFS of any of its obligations in such other capacity.

8.	Data Necessary to Perform Services

The Fund or its agent shall furnish to USBFS the data necessary to perform the services described herein at such times and in such form as mutually agreed upon. For the avoidance of doubt, USBFS agrees that, to the extent required in order to carry out any of its obligations hereunder, USBFS will coordinate with all other service providers of the Fund as may be requested and authorized by the Fund, including each custodian of the Fund, as appropriate. If USBFS is also acting in another capacity for the Fund, nothing herein shall be deemed to relieve USBFS of any of its obligations in such capacity.
9.	Proprietary and Confidential Information

USBFS agrees on behalf of itself and its directors, officers, and employees to treat confidentially and as proprietary information of the Fund, all records and other information relative to the Fund and prior, present, or potential shareholders of the Fund (and clients of said shareholders) including all shareholder trading information, and not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, except (i) after prior notification to and approval in writing by the Fund, which approval shall not be unreasonably withheld and may not be withheld where USBFS may be exposed to civil or criminal contempt proceedings for failure to comply, (ii) when requested to divulge such information by duly constituted authorities provided that to the extent permitted by law, USBFS shall provide the Fund notice prior to such disclosures, or (iii) when so requested by the Fund.  Records and other information which have become known to the public through no wrongful act of USBFS or any of its employees, agents or representatives, and information that was already in the possession of USBFS prior to receipt thereof from the Fund or its agent, shall not be subject to this paragraph. USBFS acknowledges that it may come into possession of material nonpublic information with respect to the Transfer Agent or the Fund and confirms that it has in place effective procedures to prevent the use of such information in violation of applicable insider trading laws.
Further, USBFS will adhere to the privacy policies adopted by the Fund pursuant to Title V of the Gramm Leach Bliley Act, as may be modified from time to time.  In this regard, USBFS shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of, records and information relating to the Fund and its shareholders.  In addition, USBFS has implemented and will maintain an effective information security program reasonably designed to protect information relating to Shareholders (such information, “Personal Information”), which program includes sufficient administrative, technical and physical safeguards and written policies and procedures reasonably designed to (a) insure the security and confidentiality of such Personal Information; (b) protect against any anticipated threats or hazards to the security or integrity of such Personal Information, including identity theft; and (c) protect against unauthorized access to or use of such Personal Information that could result in substantial harm or inconvenience to the Fund or any Shareholder (the “Information Security Program”).  The Information Security Program complies and shall comply with reasonable information security practices within the industry.  Upon written request from the Fund, USBFS shall provide a written description of its Information Security Program. USBFS shall promptly notify the Fund in writing of any breach of security, misuse or misappropriation of, or unauthorized access to, (in each case, whether actual or alleged) any Personal Information (any or all of the foregoing referred to individually and collectively for purposes of this provision as a “Security Breach”).  USBFS shall promptly investigate and remedy, and bear the cost of the measures (including notification to any affected parties), if any, to address any Security Breach. USBFS shall bear the cost of the Security Breach only if USBFS is determined to be responsible for such Security Breach.

In addition to, and without limiting the foregoing, USBFS will promptly cooperate with the Fund, any of its  affiliates’, as well as its regulators (at USBFS’s expense if USBFS is determined to be responsible for such Security Breach) to prevent, investigate, cease or mitigate any Security Breach, including but not limited to investigating, bringing claims or actions and giving information and testimony. Notwithstanding any other provision in this Agreement, the obligations set forth in this paragraph shall survive termination of this Agreement.

USBFS will provide the Transfer Agent with certain copies of third party audit reports (e.g., SSAE 16 or SOC 1) through access to USBFS’s CCO Portal (limited to two persons) to the extent such reports are available and related to services performed or made available by USBFS under this Agreement. The Transfer Agent acknowledges and agrees that such reports are confidential and that it will not disclose such reports except to its employees and service providers who have a need to know and have agreed to obligations of confidentiality applicable to such reports.
Notwithstanding the foregoing, USBFS will not share any nonpublic personal information concerning any of the Fund’s shareholders to any third party unless specifically directed by the Transfer Agent or allowed under one of the exceptions noted under the Gramm Leach Bliley Act.
10.	Records

USBFS shall keep records relating to the services to be performed hereunder in the form and manner, and for such period, as it may deem advisable and is agreeable to the Fund, but not inconsistent with the rules and regulations of appropriate government authorities, in particular, Section 31 of the 1940 Act and the rules thereunder.  USBFS agrees that all such records prepared or maintained by USBFS relating to the services to be performed by USBFS hereunder are the property of the Fund and will be preserved, maintained, and made available in accordance with such applicable sections and rules of the 1940 Act and will be promptly surrendered to the Fund or their designee on and in accordance with its request.  USBFS agrees to provide any records necessary to the Fund to comply with the Fund’s disclosure controls and procedures and internal control over financial reporting adopted in accordance with the SOX Act.  Without limiting the generality of the foregoing, USBFS shall cooperate with the Transfer Agent and assist the Fund, as necessary, by providing information to enable the appropriate officers of the Fund to (i) execute any required certifications and (ii) provide a report of management on the Fund’s internal control over financial reporting (as defined in Sections 13a-15(f) or 15a-15(f) of the Exchange Act).

11.	Compliance with Laws

A.
The Fund has and retains primary responsibility for all compliance matters relating to the Fund, including but not limited to compliance with the Act, the Internal Revenue Code of 1986, the SOX Act, the USA Patriot Act of 2001 and the policies and limitations of the Fund relating to its portfolio investments as set forth in its registration statement.  USBFS’ services hereunder shall not relieve the Fund of its responsibilities for assuring such compliance and oversight responsibility with respect thereto.

B.
The foregoing shall not affect USBFS’ responsibilities for compliance and related matters delegated to USBFS by the Fund as expressly provided herein. USBFS shall comply with changes to all regulatory requirements affecting its services hereunder to the Fund and shall implement any necessary modifications to the services prior to the deadline imposed, or extensions authorized by, the regulatory or other governmental body having jurisdiction for such regulatory requirements.

C.
If, and to the extent that, the General Data Protection Regulation (EU) 2016/679, as amended (“GDPR”) or the Cayman Islands Data Protection Law, 2017, as amended (“DPL”), are applicable to USBGFS and the Fund the following provisions shall apply:

(1)
The parties agree USBGFS is a “Data Processor” under GDPR and DPL, as applicable, in the performance of its services under this the Agreement.  Notwithstanding the foregoing, the parties agree USBFS is a “Data Controller” under GDPR and DPL, as applicable, solely for the purpose of fulfilling its own pre-contractual AML/KYC new fund client onboarding obligations.  In either case, the Fund shall ensure that all necessary and appropriate consents, disclosures and notices, including data subject consents, are in place to enable the processing of “Personal Data” (as defined by GDPR and DPL) by USBGFS, the transfer of Personal Data to USBGFS, and the transfer of Personal Data by USBGFS to third countries or regulatory organizations.

(2)
The parties further agree the Fund is a “Data Controller” under GDPR and DPL, as applicable.  The Fund, either alone or jointly with others, determines or controls the content, use, purpose and means of processing the Personal Data.

(3)
USBGFS shall process the Personal Data: (i) in accordance with instructions of the Fund pursuant to this Agreement and any authorized persons list executed pursuant thereto, for the purpose of discharging USBGFS’ obligations under the Agreement; and (ii) when required by law or regulation, or required or requested by any court or regulator (each a “Processing Order”) to which USBGFS is subject.  In the event USBGFS receives a request to process Personal Data pursuant to any Processing Order, it shall, to the extent legally permissible and reasonably practicable under the circumstances, notify the Fund prior to processing.

(4)	The Fund is solely responsible for developing and implementing its internal policies and procedures with respect to GDPR and DPL.

(5)	USBGFS shall:

i.	ensure that persons handling Personal Data on its behalf are subject to confidentiality obligations similar to those contained in this Agreement;

ii.	implement appropriate technical and organizational measures to protect Personal Data including against unauthorized or unlawful processing and against accidental loss, damage or destruction;

iii.
only appoint sub-processors with the prior written consent of the Fund (standing instructions or general written authorization are sufficient), and only if the sub-processors provide sufficient guarantees in writing to USBGFS that they have implemented appropriate technical and organizational measures in such a manner that processing will comply with GDPR and DPL, as applicable[1];

iv.	beyond the initial appointment, inform the Fund of any intended material changes concerning the addition or replacement of sub-processors, thereby giving the Fund the opportunity to object;

v.
taking into account the nature of the processing, reasonably assist the Fund by appropriate technical and organizational measures, insofar as possible, to enable the Fund to comply with its obligation to respond to requests for exercising a data subject’s rights under GDPR or DPL;

vi.
provide reasonable assistance to the Fund in ensuring their compliance with obligations regarding Personal Data breaches, data protection impact assessments and prior consultation subject to the nature of the processing and the information reasonably available to USBGFS, and inform the Fund of Personal Data breaches without undue delay;

vii.
at the written direction of the Fund, delete or return all Personal Data to the Fund after the end of the provision of services under the Agreement relating to processing, and delete existing copies of Personal Data unless applicable law or internal data retention or backup procedures require the storage of such Personal Data; and

1 For the avoidance of doubt, USBFS’ affiliates and third party software providers will be used as sub-processors under this Agreement, and the Fund hereby authorizes such use.

viii.
make available to the Fund all information reasonably necessary to demonstrate compliance with GDPR or DPL, as applicable, and allow for and reasonably cooperate with audits, including inspections, conducted by the Fund or its auditor; and immediately inform the Fund if, in its opinion, the Fund’s instructions regarding this subsection infringes on GDPR or DPL.

(6)
Each party shall comply with any other applicable law or regulation which implements GDPR and DPL in relation to the Personal Data.  Nothing in the Agreement shall be construed as preventing either party from taking such other steps as are necessary to comply with GDPR, DPL or any other applicable data protection laws.

12.	Term of Agreement; Amendment

This Agreement shall become effective as of the date first written above and will continue in effect for a period of three (3) years.  This Agreement may be terminated by either party upon giving ninety (90) days’ prior written notice to the other party or such shorter period as is mutually agreed upon by the parties.  Notwithstanding the foregoing, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within fifteen (15) days of notice of such breach to the breaching party.  This Agreement may not be amended or modified in any manner except by written agreement executed by USBFS and the Fund, and authorized or approved by the Board of Directors.
13.	Duties in the Event of Termination

In the event that, in connection with termination, a successor to any of USBFS’ duties or responsibilities hereunder is designated by the Fund by written notice to USBFS, USBFS will promptly, upon such termination and, except in the case of a material breach by USBFS, in which case all expenses shall be borne by USBFS, at the expense of the Fund, transfer to such successor all relevant books, records, correspondence, and other data established or maintained by USBFS under this Agreement in a form reasonably acceptable to the Fund (if such form differs from the form in which USBFS has maintained the same, the Fund shall pay any reasonable and documented expenses associated with transferring the data to such form), and will cooperate in the transfer of such duties and responsibilities, including provision for assistance from USBFS’ personnel in the establishment of books, records, and other data by such successor.  If no such successor is designated, then such books, records and other data shall be returned to the Fund. The Fund shall also pay any fees associated with record retention and/or tax reporting obligations that USBFS is obligated under applicable law, regulation, or rule to continue following the termination. The Fund shall be entitled to request, and USBFS shall furnish in response to such request, the services contemplated herein for three (3) months following the termination of the agreement at the rates provided herein in order to allow for a smooth transition, except if the agreement is terminated by USBFS upon the breach of the Administrator of any material term of this Agreement.

14.	Assignment

This Agreement shall extend to and be binding upon the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by the Fund without the written consent of USBFS, or by USBFS without the written consent of the Fund accompanied by the authorization or approval of the Board of Directors.
15.	Governing Law

This Agreement shall be construed in accordance with the laws of the State of New York, without regard to conflicts of law principles.  To the extent that the applicable laws of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the Act or any rule or order of the SEC thereunder.
16.	Services not Exclusive

Nothing in this Agreement shall limit or restrict USBFS from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

17.	No Agency Relationship

Nothing herein contained shall be deemed to authorize or empower either party to act as agent for the other party to this Agreement, or to conduct business in the name, or for the account, of the other party to this Agreement.
18.	Invalidity

Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.
19.	Notices

Any notice required or permitted to be given by either party to the other shall be in writing and shall be deemed to have been given on the date delivered personally or by courier service, or three days after sent by registered or certified mail, postage prepaid, return receipt requested, or on the date sent and confirmed received by facsimile transmission to the other party’s address set forth below:

Notice to USBFS shall be sent to:

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

and notice to the Fund shall be sent to:

HPS Corporate Lending Fund
c/o HPS Investment Partners, LLC
40 West 57th Street,
33rd Floor New York, NY 10019

20.	Multiple Originals

This Agreement may be executed on two or more counterparts, each of which when so executed shall be deemed to be an original, but such counterparts shall together constitute but one and the same instrument.
21.	Entire Agreement

This Agreement, together with any exhibits, attachments, appendices or schedules expressly referenced herein, constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements, arrangements and understandings, whether written or oral.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer on one or more counterparts as of the date last written below.

HPS CORPORATE LENDING FUND	U.S. BANCORP FUND SERVICES, LLC

By:	By:

Name:	Name:

Title:	Title:

Date:	Date:

Exhibit A to the Transfer Agent Servicing Agreement

Transfer Agency/Investor Services Fee Schedule*
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